May 27, 2026

Philip Brace
Chief Executive Officer
SKYWORKS SOLUTIONS, INC.
5260 California Avenue
Irvine, California 92617

        Re: SKYWORKS SOLUTIONS, INC.
            Registration Statement on Form S-4
            Filed on May 20, 2026
            File No. 333-296084
Dear Philip Brace:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    P. Michelle Gasaway